January 22, 2026

Dirk Wallinger
Chief Executive Officer
Yellowstone Midco Holdings II, LLC
6060 S Willow Drive
Greenwood Village, CO 80111

       Re: Yellowstone Midco Holdings II, LLC
           Amendment No. 2 to Registration Statement on Form S-1
           Filed on January 16, 2026
           File No. 333-291581
Dear Dirk Wallinger:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2026 letter.

Amendment No. 2 to Form S-1 filed January 16, 2026
Prospectus Summary
Organizational Structure, page 20

1. We note your discussion of the Corporate Conversion, including quantification of the number of your common shares to be issued upon conversion of Midco II's common units. Please also quantify here the number of your common shares to be issued upon conversion of Midco II's Class P Units to make it clear that a total of 109 million shares will be issued in the Corporate Conversion.
Summary Consolidated Financial Data, page 25

2. Your statement that all pro forma information included below gives effect to the
       Common Control Reorganization appears incomplete. Given the lack of stand-alone pro forma financial statements elsewhere in your filing that might better explain the transactions and assumptions underlying your presentation of pro forma information,
 January 22, 2026
Page 2

       please ensure your disclosure here clearly explains such transactions and assumptions.
       For example, please revise the introduction to this section to clarify, if true, that the pro forma net loss per share data included below gives effect to the Common Control
       Reorganization, the Class P Unit Issuance, the Corporate Conversion, the Holdings
       Liquidation and Incentive Unit Distributions, the Credit Agreement Transactions, the
       execution of the TRA, the IPO Grants, and any other transactions you have included as if all of these transactions occurred on January 1, 2024. Please further clarify, if true, that the pro forma balance sheet data gives effect to all of these transactions as if they occurred on September 30, 2025 and the pro forma as adjusted balance sheet data gives further effect to your offering as if it occurred on September 30, 2025.
3. Please revise your disclosures here and in the Capitalization table, as needed, to consistently include the same transactions in your pro forma numbers versus your pro forma as adjusted numbers. In this regard, tell us how the IPO Grants are consistently presented between pro forma net loss per share and your pro forma balance sheet data.
       Additionally, please disclose to your readers the impact of the IPO Grants on your pro forma or pro forma as adjusted additional paid in capital and accumulated deficit, or that there is no such impact and a brief explanation of why.
4. We note that your computation on page 26 of pro forma net loss attributable to common stockholders of York Space Systems Inc. includes an amount to record compensation expense related to the Incentive Unit Distributions. We have the following comments:
           Please explain to us why the amount for the year ended December 31, 2024 of
           $119.5 million and for the nine months ended September 30, 2025 of $12.4 million differs from the amount disclosed on page 20 of $135 million related to expected stock compensation expense for the Incentive Unit Distributions, and revise your disclosures as appropriate to clarify this matter to your readers. Additionally, please tell us why the amounts disclosed in this table on page 26 differ
           from the $70.1 million compensation expense included in the pro forma column of the Capitalization table and discussed in footnote (4) on page 90, and revise your disclosures as appropriate to clarify this matter to your readers. In doing so, consider revising the introductory bullet points above your Capitalization table to clarify, if true, that the pro forma column gives effect to the identified transactions, including the Incentive Unit Distributions, as if they occurred on September 30, 2025 and revising footnote (4) on page 90 to clarify why the Incentive Unit Distributions result in an immediate recording of compensation expense.
           Please tell us why this appears to be the only pro forma adjustment to your historical expenses that is not presented net of tax effects.
5. Refer to your consolidated balance sheet date presented on page 27. We have the following comments:
           We note that you have included footnote disclosure which generally explains the nature of the adjustments reflected in the pro forma and pro forma as adjusted columns. Given the lack of stand-alone pro forma financial statements elsewhere in your filing that might better explain the transactions, assumptions and amounts underlying your presentation of pro forma balance sheet data, please revise your disclosures here to include more detailed quantitative disclosure of how the
 January 22, 2026
Page 3

           significant adjustments to the amounts in the actual column were calculated or determined. In doing so, for any line items for which transparent quantitative explanation of pro forma adjustments is included in your Capitalization disclosures beginning on page 88, we will not object to cross-referencing those disclosures.
             Additionally, to assist us in evaluating these disclosures, please provide us in your response with a reconciliation of the pro forma and pro forma as adjusted amounts presented for each balance sheet line item to the corresponding actual amount.
             Alternatively, given the number and complexity of the transactions reflected in your pro forma and pro forma as adjusted columns, you may wish to present stand-alone pro forma financial statements elsewhere in your filing and revise your disclosures here to cross-reference the pro forma and pro forma as adjusted columns in those pro forma financial statements.
6. Please revise your footnote disclosure to more clearly explain how the denominator in the pro forma basic and diluted earnings per share was calculated or determined for each period presented. In this regard, we note that there is a pro forma adjustment to reflect the Common Control Reorganization and a separate adjustment to reflect the Corporate
       Conversion; however, it is not clear how these combined amounts relate to the 109 million common shares that you disclose elsewhere will be issued in the Corporate
       Conversion. For example, if Midco I's redeemable preferred units were exchanged for
       Midco II common units in the Common Control Reorganization, and will be exchanged for your common stock in the Corporate Conversion, and the pro forma weighted average number of shares outstanding is lower than 109 million due to fluctuations in the number of redeemable preferred units outstanding during the historical periods, please clarify this matter to your investors. Additionally, to assist us in evaluating these disclosures, please provide us in your response with a reconciliation of the number of common and redeemable preferred units seen in Midco I's financial statements to your detailed calculation of pro forma weighted average number of shares outstanding for each of the year ended December 31, 2024 and the nine months ended September 30,
       2025.
7. In footnote 1 on page 27, the introductory bullet points above the Capitalization table on page 88, and your discussion of Dilution on page 92, you quantify the number of restricted and unrestricted common shares resulting from the Incentive Unit
       Distributions. Please revise to clarify, if true, that the Incentive Unit Distributions will be made out of the common shares issued to Holdings in the Corporate Conversion and do not represent an additional issuance of your common stock. We believe this matter is unclear from your current disclosures.
Capitalization, page 88

8. Please revise your disclosures to better explain why Midco I's redeemable preferred units are no longer outstanding in the Pro Forma column, including clarifying whether they were exchanged for common units of Midco II in the Common Control Reorganization and therefore are part of the 99.6 million shares of your common stock issued in exchange for Midco II's common units in the Corporate Conversion. Also apply this comment to your presentation of pro forma balance sheet data on page 27. January 22, 2026
Page 4

9. Please revise the footnotes to this table to more clearly disclose how the pro forma and pro forma as adjusted amounts related to Additional paid-in capital were calculated or determined. In this regard, we note that footnotes 4 and 5 quantify the impact of certain events included in your pro forma column but they do note fully explain the $1.4 billion balance presented in the pro forma column or the $1.9 billion balance presented in the pro forma as adjusted column.
10. Please revise to clearly disclose how the amount of 106,940,683 pro forma common shares outstanding before the offering and 122,940,683 pro forma as adjusted common shares outstanding after giving effect to the offering as of September 30, 2025 was calculated or determined and why this differs from disclosures elsewhere that 109 million shares will be outstanding immediately before this offering and 125 million shares will be outstanding immediately following this offering. In this regard, we note that pro forma presentation of balance sheet accounts should reflect the impact of the various pro forma transactions as if they all occurred on the balance sheet date of
       September 30, 2025. Also apply this comment to your table on page 93 showing the average price paid per share by existing investors and new investors in this offering.
Consulting Agreement, page 163

11.    Disclose the amount of payments for the year ended December 31, 2025.
General

12. We refer to our comment 25 issued on December 8, 2025 and reissue. Revise to identify
       the    TRA Holders    who will be parties to the tax receivable
agreement. Also revise to
       identify the "Voting Agreement Stockholders" who will be parties to the voting agreement with AE Industrial Partners and what those shareholders received in exchange for granting AE Industrial Partners their voting rights. Tell us how these arrangements are reflected in your disclosure on pages 156 and 157.
       Please contact Claire Erlanger at 202-551-3301 or Jennifer Thompson at 202-551-3737 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ashley Sinclair